ALEAFIA HEALTH INC.
(formerly Canabo Medical Inc.)

UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in Canadian Dollars)

PERIOD ENDED January 31, 2018 and 2017

April 2, 2018

Management’s Report

The accompanying unaudited condensed interim consolidated financial statements of Aleafia Health Inc. (the “Company”) are the responsibility of management and have been approved by the Board of Directors.The unaudited condensed interim consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). The unaudited condensed interim consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the financial records are reliable for preparation of the unaudited condensed interim consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Company’s unaudited condensed interim consolidated financial statements and recommended their approval by the Board of Directors.

These unaudited condensed interim consolidated financial statements have not been reviewed by the external auditors of the Company.

Signed:

“Raf Souccar”	“Garry Stewart”
Raf Souccar, Chief Executive Officer	Garry Stewart, Chief Financial Officer
Ottawa, Ontario	Halifax, Nova Scotia

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Financial Position
As at January 31, 2018 and October 31, 2017
(Expressed in Canadian dollars)

	January 31,	October 31,
	2018	2017

	$	$
ASSETS

Current
Cash	8,422,600	8,220,572
Accounts receivable	646,184	1,186,117
Prepaid expenses and security deposits	89,048	58,645
Inventory	1,881	2,106

	9,159,713	9,467,440

Equipment (note 5)	155,684	155,902

	9,315,397	9,623,342

LIABILITIES

Current
Accounts payable and accrued liabilities	711,999	852,595
Deferred revenue	1,024,023	1,080,009
Due to related parties (note 6)	157,524	176,439

	1,893,546	2,109,043

EQUITY

Share capital (note 7)	15,359,714	15,359,714
Warrants (note 7)	67,472	67,472
Contributed surplus (note 7)	1,511,799	1,164,215
Deficit	(9,517,134)	(9,077,102)

	7,421,851	7,514,299

	9,315,397	9,623,342

Nature of operations (note 1)
Commitments (note 10)
Subsequent events (note 11)

Approved on behalf of the Board of Directors:

“Julian Fantino”	Director	“John Philpott”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Comprehensive Profit and Loss
For the periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

	Three months	Three months
	ended	ended
	January 31,	January 31,
	2018	2017

	$	$
REVENUE
Medical consultation fees	509,691	545,438
Research revenue	742,674	292,078
Product sales	540	21,145

	1,252,905	858,661

COST OF SALES
Doctor consulting fees	368,891	374,213
Cost of goods sold	225	11,427

	364,116	385,640

	888,789	473,021

EXPENSES
Listing fee expense (note 4)	-	2,433,273
Salaries and benefits	455,111	369,332
Stock based compensation (note 7)	347,584	223,644
Business advisory and consulting services (note 6)	30,109	512,572
Administrative service fees (note 6)	75,000	75,000
Marketing and advertising	78,996	119,800
Rent and facility (note 6)	127,471	117,882
Office and administrative	121,698	92,342
Professional fees	38,457	34,464
Depreciation (note 5)	10,753	10,788
Human resource recruiting	5,892	2,760
Travel	37,750	49,694

	1,328,821	4,041,731

NET PROFIT AND COMPREHENSIVE PROFIT (LOSS)	(440,032)	(3,568,710)

NET PROFIT (LOSS) PER SHARE – BASIC and DILUTED	(0.012)	(0.110)

Weighted average outstanding number of common shares	37,962,461	32,546,083

The accompanying notes are an integral part of unaudited condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statement of Changes in Equity (notes 4 and 7)
For the periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

	Common Shares		Warrants
	Number		Number of		Contributed
	of shares	Amount	warrants	Amount	surplus	Deficit	Total
		$		$	$	$	$

Balance, October 31, 2016	27,546,900	5,111,479	545,000	180,831	52,500	(3,136,525)	2,208,285

Common shares and warrants of CanaboCorp. exchanged for common shares and warrants of Canabo Medical Inc.	(27,546,900) 27,546,900	-	-	-	-	-
Common shares and warrants deemed to be issued on reverse takeover	2,536,411	1,268,206	1,717,070	553,840	-	-	1,822,046
Exercise of warrants	275,000	141,075	(275,000)	(99,825)	-	-	41,250
Common Shares issued for cash	6,000,000	8,400,000	-	-	-	-	8,400,000
Share issuance costs		(487,010)	-	-	-	-	(487,010)
Share-based compensation	-	-	-	-	223,644	-	223,644
Net loss for the period	-	-	-	-	-	(3,568,710)	(3,568,710))

Balance, January 31, 2017	36,358,311	14,433,750	1,987,070	634,846	276,144	(6,705,235)	8,639,505

Exercise of warrants	1,604,150	925,964	(1,604,150)	(565,764)	-	-	360,200
Expiration of warrants	-	-	(179,570)	(1,610)	1,610	-	-
Share-based compensation	-	-	-	-	886,461	-	886,461
Net loss for the period	-	-	-	-	-	(2,371,867)	(2,371,867)

Balance, October 31, 2017	37,962,461	15,359,714	203,350	67,472	1,164,215	(9,077,102)	7,514,299

Share-based compensation	-	-	-	-	347,584	-	347,584
Net income for the period	-	-	-	-	-	(440,032)	(440,032)

Balance, January 31, 2018	37,962,461	15,359,714	203,350	67,472	1,511,799	(9,517,134)	7,421,851

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

	Three months	Three months
	ended	ended
	January 31,	January 31,
	2018	2017

	$	$
OPERATING ACTIVITIES

Net profit (loss) for the period	(440,032)	(3,568,710)

Non-cash items:
Depreciation	10,753	10,788
Listing fee expense	-	2,370,512
Stock based compensation	347,584	223,644

	(81,695)	(963,766)

Changes in non-cash working capital items:
Accounts receivable	539,933	162,756
Prepaid expenses and security deposits	(30,403)	(59,290)
Inventory	225	3,007
Accounts payable and accrued liabilities	(140,596)	(28,528)
Due to related parties	(18,916)	(712,084)
Deferred revenue	(55,985)	17,172

	212,563	(1,580,733)

INVESTING ACTIVITIES

Purchase of equipment	(10,535)	(13,380)

FINANCING ACTIVITIES

Proceeds from issuance of common shares, net of issuance costs	-	7,912,990
Proceeds from the exercise of warrants	-	41,250
Cash acquired on reverse acquisition transaction	-	22,995

	-	7,977,234

Change in cash during the period	202,028	6,383,121

Cash, beginning of period	8,220,572	2,480,884

Cash, end of period	8,422,600	8,864,005

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Aleafia Health Inc. (the “Company”), formerly Canabo Medical Inc., formerly Four River Ventures Ltd. (“Four River”), was incorporated pursuant to the British Columbia Business Corporations Act onFebruary 2, 2007. On November 9, 2016, the Company acquired Canabo Medical Corporation (“Canabo Corp.” or the “Corporation”) through a reverse acquisition transaction described in note 4. The historical operations, assets and liabilities of Canabo Medical Inc. are included as the comparative figures as at October 31, 2017 and for the period ended January 31, 2018.

Canabo Corp. was federally incorporated pursuant to the Canada Business Corporations Act on March 19, 2014 under the name “8824479 Canada Inc.” The Corporation changed its name to Canabo MedicalCorporation on September 17, 2014. The Corporation was extra-provincially registered in Ontario on October 29, 2014. The Corporation’s subsidiary 2412550 Ontario Inc. was incorporated on March 27, 2014 in Ontario. The subsidiary was extra-provincially registered in Nova Scotia on October 30, 2014, Alberta on February 16, 2016, Newfoundland on February 18, 2016, Manitoba on March 22, 2016, Saskatchewan on April 11, 2016, New Brunswick on September 21, 2016 and British Columbia on April 18, 2017.

Concurrent with the closing of the reverse acquisition transaction, the Company completed a two for one share consolidation and Four River changed its name to Canabo Medical Inc. and effected a change in directors, management and business. The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Technology or Life Sciences Issuer under the trading symbol “CMM”.

The Company is engaged in the business of providing medical services for patients suffering from chronic pain and disabling illnesses through its health clinics operated by qualified health care practitioners. As of January 31, 2018, the Company had opened twenty-two clinics and partner clinics in Ontario, Halifax, St. John’s, Moncton, Chilliwack, Surrey and Kelowna.

The Company’s head office and principal address is suite 280 – 1090 West Georgia Street, Vancouver, BC, V6E 3V7. The address of the Corporation’s principal place of business is at Suite 407, 1 Eglinton Avenue East, Toronto, Ontario, Canada, the Company’s Corporate offices are located 1969 UpperWater Street Suite 2008, Halifax Nova Scotia, B3J 3R7 and the registered office is located at Suite 1750 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

Statement of compliance with International Financial Reporting Standards (“IFRS”)

The Company prepares its unaudited condensed interim consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of Chartered Professional Accountants of Canada – Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB. Accordingly, certain information normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements of the company for the year-ended October 31, 2017.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION (continued)

Approval of the consolidated financial statements

These unaudited condensed consolidated interim financial statements for the period ended January 31, 2018 were reviewed by the Company’s Audit Committee and approved and authorized for issue by the Company’s Board of Directors on April 2, 2018.

The policies applied in these unaudited condensed interim consolidated financial statements are based on the IFRS as of January 31, 2018

Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value as explained in the accounting policies set out in note 3 to the annual financial statements of Canabo Corp. These unaudited condensed interim consolidated financial statements include the assets and operations of the company and its wholly owned subsidiaries. These unaudited condensed interim consolidated financial statements also include the effects of the reverse acquisition transaction as described in note 4. All significant intercompany transactions have been eliminated on consolidation.

The functional and presentation currency of the Company and its subsidiary is the Canadian dollar.

Use of estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made. The assumptions and estimation uncertainty relate to, but are not limited to, the following:

Significant accounting estimates

i.	the measurement of deferred income tax assets and liabilities;
ii.	the inputs used in accounting for share-based compensation; and
iii.	the inputs used in estimating research revenue, deferred revenue and accrued liabilities.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed interim consolidated financial statements have been prepared using the same policies and methods of computation as the annual consolidated financial statements of the company. for the year-ended October 31, 2017. Refer to note 3, Significant Accounting Policies, of the annual consolidated financial statements of the company. for the year-ended October 31, 2017 for information on the accounting policies as well as new accounting standards not yet effective.

Accounting Standards Issued but Not Yet Applied

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”), was issued in November2009. It addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and Fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 – Revenue and IAS 11 – Construction Contracts and establishes a five step model industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity’s ordinary activities. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

International Financial Reporting Standard 16, Leases (“IFRS 16”) replaces IAS 17 – Leases and requires lessees to account for leases on the balance sheet by recognizing a right to use asset and lease liability. The standard is effective for annual reports beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

4.	REVERSE ACQUISITION TRANSACTION

On August 8, 2016, the Company entered a letter of intent with Canabo Corp., as amended on September 15, 2016. On September 30, 2016, the Company and Canabo Corp. entered into a Securities Exchange Agreement (“SEA”) and on October 6, 2016 entered into an Arrangement Agreement setting out a Plan of Arrangement under which the proposed transaction was completed. Under the terms of the Plan of Arrangement, the Company acquired all of the issued and outstanding common shares and common share purchase warrants of Canabo Corp. based on a one for one share exchange ratio (the “Transaction”).

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

4.	REVERSE ACQUISITION TRANSACTION (continued)

Concurrent with the Transaction, the Company completed a share consolidation on the basis of two old common shares for one new common share. This share consolidation has been applied retrospectively within these financial statements. On November 9, 2016, the Company and Canabo Corp. completed a Plan of Arrangement whereby the Company acquired all of the outstanding common shares of Canabo Corp. by the post-consolidation issuance of 27,546,900 common shares and 545,000 common share purchase warrants of the Company to all of the security holders of Canabo Corp. based on a one for one share exchange ratio.

The Boards of Directors of the Company and Canabo Corp. each unanimously approved the terms of the Transaction. Upon closing, Canabo Corp. security holders held approximately 91.6% of the outstanding shares of the Company. In substance, the Transaction involves Canabo Corp. shareholders obtaining control of the Company and accordingly the Transaction is considered to be a reverse takeover transaction (“RTO”) with Canabo Corp acquiring control of the Company. As the Company does not meet the definition of a business under IFRS prior to the Transaction, the future consolidated financial statements of the combined entity will represent the continuation of Canabo Corp. The Transaction will be accounted for as a share-based payment whereby Canabo Corp. acquired the net liabilities and listing status of the Company.

The Company adopted a financial year end of October 31 as a result of the closing of the Transaction.

For accounting purposes, the acquisition is considered to be outside the scope of IFRS 3, Business Combinations (“IFRS 3”), since the Company, prior to the acquisition did not constitute a business. The transaction is accounted for in accordance with IFRS 2, Share-based Payment (“IFRS 2”), whereby Canabo Corp. is deemed to have issued shares and share purchase warrants in exchange for the net assets of the Company together with its listing status at the fair value of the consideration received by Canabo Corp. The accounting for this transaction resulted in the following:

(i)

The consolidated financial statements of the combined entities are issued under the legal parent, Canabo Medical Inc., but are considered a continuation of the financial statements of the legal subsidiary, Canabo Corp.

(ii)	Since Canabo Corp. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

Since the share and share-based consideration allocated to the former shareholders of the Company on closing the Transaction is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares and warrants, the value in excess of the net identifiable assets or obligations of the Company acquired on closing is expensed in the consolidated statement of comprehensive loss as listing fee expense.

The listing fee expense in the amount of $2,433,273 is comprised of the net working capital deficiency, the fair value of common shares and warrants of the Company retained by the former shareholders of the Company as well as other direct expenses of the Transaction.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

4.	REVERSE ACQUISITION TRANSACTION (continued)

The listing fee expense is summarized as follows:

$
Net working capital deficiency assumed:
Accounts payable and accrued liabilities	573,029
Accounts receivables	(1,569)
Cash	(22,994)
548,466

Common shares deemed to be issued re Four River (2,536,411 shares at $0.50 per share)	1,268,206
Warrants deemed to be issued re Four River (1,537,500 warrants exercisable at $0.15 until March 22, 2017)	552,230
Warrants deemed to be issued re Four River (179,570 warrants exercisable at $8.00 until September 4, 2017)	1,610
Legal and other transaction costs	62,761
1,884,807
Listing fee expense	2,433,273

The Company has estimated the fair value of the equity instruments deemed to be issued by the Company. The fair value of the 2,536,411 post-consolidation common shares amounted to $1,268,206, based upon a recent private placement financing of Canabo Corp. at $0.50 per share. The fair value of the 1,537,500 Four River warrants, exercisable at $0.15 per share for 5 months, amounted to $552,230. The fair value of the 179,570 Four River warrants exercisable at $8.00 per share for 10 months, amounted to $1,610. The fair values were estimated using the Black-Scholes pricing model applying an expected volatility of 135%, a risk-free interest rate of 1% with no expected dividend yield.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

5.	EQUIPMENT

	Computer
	software &	Office	Leasehold
	equipment	equipment	improvements	Total
Cost:	$	$	$	$
As at October 31, 2016	104,382	101,885	8,421	214,688
Additions	41,335	17,950	-	59,285
Disposals	(17,548)	(12,105)	-	(29,653)
As at October 31, 2017	128,169	107,730	8,421	244,320
Additions	5,744	4,791	-	10,535
As at January 31, 2018	133,913	112,521	8,421	254,855

Accumulated depreciation:
As at October 31, 2016	32,334	17,034	1,403	50,771
Depreciation	24,303	17,673	2,807	35,831
Disposals	(4,870)	(2,266)	-	(7,136)
As at October 31 ,2017	51,767	32,441	4,210	88,418
Depreciation	6,053	3,998	702	10,753
As at January 31, 2018	57,820	36,439	4,912	99,171

Net book value:
As at October 31, 2016	72,048	84,851	7,017	163,916
As at October 31, 2017	76,402	75,289	4,211	155,902
As at January 31 ,2018	76,093	76,082	3,509	155,684

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

The amounts owing to related parties are summarized as follows:

	January 31,	October 31,
	2018	2017

	$	$
Amount owing to Numus Financial Inc.	-	47,349
Other amounts payable to officers and directors	157,524	129,090

	157,524	176,439

The Company paid consulting fees and administrative fees covering administrative services, business advisory services, rent, accounting services, other consulting and marketing services, office and administrative expense to Numus Financial Inc. (“Numus”) for the periods ended as follows:

	Three months	Three months
	ended	ended
	January 31, 2018	January 31, 2017

	$	$
Administrative service fees	75,000	75,000
Business advisory services	-	250,000
Rent and facility	18,300	16,735
Consulting fees	-	16,558

	93,300	262,549

Key management includes directors and officers of the Company. The Company incurred certain salary amounts as well as professional fees and doctor commissions and fees to companies controlled by the officers of the Company for the periods ended:

	Three months	Three months
	ended	ended
	January 31, 2018	January 31, 2017
	$	$
Consulting fees
management & salaries	71,250	67,950
Directors fees	13,500	-
Doctor consulting fees	16,275	36,114

	101,025	104,064

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	SHARE CAPITAL

Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and outstanding common stock:

For the period ended January 31, 2017 the following share related transactions were completed;

On November 9, 2016, as a result of the reverse acquisition transaction as described in note 4, the Company acquired all of the issued and outstanding common shares of Canabo Corp. in exchange for 27,546,900 common shares of the Company.

The Company has estimated the fair value of its 2,536,411 common shares deemed to be issued on the reverse acquisition transaction as $1,268,206 based on the recent private placement completed by Canabo Corp. The price of the shares was $0.50 per share.

On December 22, 2016, the Company completed a brokered private placement with Aphria Inc. (TSX-V: APH) issuing 6,000,000 common shares at a price of $1.40 per share for gross proceeds of $8,400,000. The Company paid a finder’s fee of $420,000 and incurred other share issuance costs of $67,010.

During the quarter ended April 30, 2017 the Company issued 1,537,500 common shares for the exercise of warrants for gross proceeds of $230,625 and the fair value of $552,230 for warrants deemed to be issued in the RTO Transaction, as described in note 4.

For the period ended January 31, 2018 the company did not issue any common shares

Escrow shares:

As a result of the Transaction described in note 4, there were 13,765,500 common shares subject to a Tier 2 Value Escrow Agreement. There was an initial release of 1,376,550 (10%) of the escrowed securities and two further releases of 2,064,825 shares each on May 9, 2017 and November 9, 2017. The remaining 8,259,300 shares will be released at a rate of 2,064,825 (15%) every six months thereafter.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

Warrants

As at January 31, 2018, the Company had warrants outstanding enabling holders to acquire the following:

			Weighted-
		Weighted-	average
		average	remaining
	Warrants	exercise	contractual
	outstanding	price	life (years)

Outstanding and exercisable, October 31, 2016	545,000	0.50	.75

Canabo Corp. warrants exchanged for	(545,000)	0.50
warrants of Canabo Medical Inc.	545,000	0.50
Exercised	(341,650)	0.50
Deemed issued on reverse takeover	1,537,500	0.15
Exercised	(1,537,500)	0.15
Deemed issued on reverse takeover	179,570	8.00
Expired	(179,570)	8.00

Outstanding and exercisable, January 31, 2018	203,350	0.50	0.75

At January 31, 2018, the Company had outstanding warrants entitling the holders to acquire additional common shares as follows:

Expiry	Number	Exercise
date	of warrants	price

September 23, 2018	203,350	$0.50

Stock options:

The Company has adopted a stock option plan (the “Plan”), providing the Board of Directors with the discretion to issue an equivalent number of options of up to 10% of the issued and outstanding share capital of the Company. Stock options are granted with an exercise price of not less than the closing share price of the day preceding the date of grant.

On November 25, 2016, the Company granted 1,775,000 stock options to directors, officers, employees and consultants. These options are exercisable at a price of $0.90 per share with vesting terms of 25% every 6 months and expire on November 25, 2021.

On February 6, 2017, the Company granted 300,000 stock options to employees and consultants. These options are exercisable at a price of $0.73 per share with vesting every 6 months and expire on February 6, 2022.

On October 4, 2017, the company granted 1,000,000 stock options to employees and directors. These options are exercisable at a price of $0.45 per share with vesting every 6 months and expire on October 4, 2022.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (continued)

The estimated fair value of the stock options granted was estimated at the grant date using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options. The assumptions used in the Black-Scholes option pricing model for options issued during the year ended October 31, 2017 are as follows:

	October 4,	February 6,	November 25,
	2017	2017	2016
Share price	$0.45	$0.73	$0.90
Risk-free interest rate	1.0%	1.0%	1.0%
Expected volatility	106%	115%	115%
Expected dividend yield	$nil	$nil	$nil
Expected forfeiture rate	0%	0%	0%
Expected life	5 years	5 years	5 years

The following table reconciles the stock option activity during quarter ended January 31, 2018

	Number of	Weighted
	options	average
		exercise price
		$
Options outstanding at October 31, 2017	2,940,000	0.74
Cancelled / forfeited	(1,250,000)	0.87
Options outstanding - January 31, 2018	1,690,000	0.63

Vested balance October 31, 2018	485,000	0.88
Vested	141,259	0.90
Cancelled	(293,750)	0.90
Vested balance January 31, 2018	332,500	0.88

Unvested, January 31, 2018	1,357,500	0.57

Based on the Black-Scholes option pricing model and the assumptions outlined above the estimated fair value of the outstanding options is $1,150,172, this amount is recognized over the vesting period. As a result, share based compensation of $347,584 was recognized for the quarter ended January 31, 2018 compared to $223,644 for the quarter ended January 31, 2017.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (Stock Options continued)

The following table summarizes information relating to outstanding and exercisable stock options as at April 30, 2017:

			Number of	Number of stock
	Exercise	Remaining	stock options	options vested and
Expiry date	price	life (years)	outstanding	exercisable

November 25, 2021	$0.90	3.8	565,000	282,500
February 6, 2022	$0.73	4.1	200,000	50,000
October 4, 2022	$0.45	4.7	925,000	-

Share Commitments

Patient operating agreement

In the quarter ended January 31, 2017, the Company signed a Patient Operating Agreement (“Agreement”) with Peak Pulmonary Consulting Inc. (“Peak Medical Group”). The Peak Medical Group will provide medical cannabis treatments and therapies within the Pinnacle Medical Centers through its wholly-owned subsidiary CieloMed. Pinnacle Medical Centers currently provide medical services to over 55,000 patients in Alberta.

Under the terms of the Agreement, Peak Medical Group will provide physicians and clinic space to assess up to 20,000 new patients under the Company’s medical cannabis assessment, prescribing, educational procedures and protocols. Training for up to 60 Peak Medical Group physicians and educators in the Company’s proprietary training protocols will began immediately. All resulting patients under this Agreement will also be enrolled in the Company’s medical data collection program.

Operational services will be provided by Peak Medical Group under the terms of a share exchange agreement (“SEA”) with the Company. Under the terms of the SEA, the company will acquire all the issued and outstanding shares of CieloMed on the earlier of: CieloMed assessing a minimum of 20,000 patients under the Company’s medical cannabis protocols; or five years from the date of the SEA. At closing, based on an 8-day volume weighted average trading price for the period immediately preceding the execution of the Letter of Intent, the Company will issue up to approximately 1,869,000 common shares (up to 5.1% of the issued and outstanding shares of the Company), representing up to a maximum deemed value of $1,600,000 in the Company’s shares. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and is subject to TSX-V approval.

Share Exchange Agreement

On May 3, 2017 the company signed a letter of intent (“LOI”) with Aviva Medical Ltd. (“Aviva Medical”, formerly, Medica One Ltd.) to enter into a share exchange agreement (“SEA”). The SEA will replace a previous agreement that covered the operations of CMClinics in Hamilton, Stoney Creek and Burlington. Aviva Medical will operate five existing medical marijuana CMClinics in Ontario.

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	SHARE CAPITAL (share commitments continued)

Aviva Medical currently operates clinics in Hamilton, Stoney Creek, Burlington, and may assume operations of the company’s Barrie and St. Catharine’s clinics. It is proposed that Aviva Medical will open four new CMClinics Oakville, Niagara Falls, Peterborough and Etobicoke and will operate a total of nine CMClinics in Ontario.

Patients at all new and existing Aviva Medical operated CMClinics will be seen under the company’s trained procedures, protocols, standards and research programs. All patients will also be enrolled in Canabo’s medical data collection program.

Operational services will be provided by Aviva Medical under the terms of the SEA with Canabo. Pursuant to the SEA, Canabo will acquire all issued and outstanding shares of an Ontario corporation (“NewCo”) to be incorporated by Aviva Medical for the operations of the CMClinics. Aviva Medical will exchange all NewCo shares for common shares of Aleafia Health Inc. The number of exchanged shares, up to a maximum of 1,742,160 common shares, will be calculated under a formula at closing depending on the number of new patients, based on the 5-day volume weighted average price of $0.6888 per share, up to 15,000 patients (subject to a minimum of 10,000 new patients) being achieved within the next three years. Any shares issued under the SEA will be subject to a 12-month voluntary pooling agreement. The agreement is subject to both parties maintaining certain performance and quality assurance provisions, the execution of the SEA and TSX Venture Exchange approval.

8.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the expansion of the clinics. The Company is not subject to any externally imposed capital requirements to which it is subject. The Company considers its capital to be all the items included in equity.

As at January 31, 2018, the Company had capital resources consisting mainly of cash and amounts receivable. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company will rely on capital markets to support its continued growth and may issue common shares to raise additional financing.

9.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, accounts payable, amounts due to related parties and deferred revenue.

The following table summarizes the carrying values of the Company’s financial instruments:

	January 31,	October 31,
	2018	2017
	$	$

FVTPL (i)	8,422,600	8,220,572
Loans and receivables (ii)	646,184	1,186,117
Other financial liabilities (iii)	1,643,647	1,844,124

(i)	Cash
(ii)	Accounts receivable
(iii)	Accounts payable, due to related parties and deferred revenue

The Company classifies its fair value measurements in accordance with an established hierarchy that priorities the inputs in valuation techniques used to measure fair value as follows:

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

9.	FINANCIAL INSTRUMENTS (continued)

Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	-	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, and
Level 3	-	Inputs that are not based on observable market data.

The following table sets for the Company’s financial assets measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Cash	8,422,600	-	-	8,422,600

i) Credit risk

Credit risk is the risk of financial loss to the Company if counter-party to a financial instrument fails to meet its contractual obligations. The Company manages credit risk by investing its cash with large Canadian chartered banks. Amounts receivable are monitored on an ongoing basis and as a result the exposure to credit risk is not significant. The maximum exposure to credit risk at the reporting date is the carrying value of the Company’s cash and the amounts receivable.

ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above. As at January 31, 2018, the Company has cash of $ 8,422,600. The continuation of the Company depends upon the support of its lenders and equity investors, which cannot be assured. All of the Company’s financial liabilities are subject to normal trade terms and due within one year.

10.	COMMITMENTS

The Company has entered an administrative services agreement with Numus at a fee of $25,000 per month covering management and administrative services. This agreement has a guaranteed term to May 2018 with a three-month cancelation clause thereafter. If subsequently cancelled with three months’ notice, an additional break fee of six months’ remuneration or $150,000 will be payable to Numus. The Company also has entered an additional services agreement covering, marketing services, rent, office and administrative expenses for a monthly fee of $6,600 per month.

The Company has entered long-term lease arrangements for the clinic facilities in Toronto, Ottawa, Halifax, St. John’s, Newfoundland and Edmonton for periods ranging from three to seven years. The Company has also entered short-term lease arrangements at five other clinic locations.

The minimum annual clinic lease payments for the years ended October 31:

$
2018	364,597
2019	300,224
2020	235,271
2021	150,271
2022	17,992

ALEAFIA HEALTH INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
For the three-month periods ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

11.	SUBSEQUENT EVENTS

(i) Subsequent to January 31, 2018, the Company executed an agreement (“Agreement”) relating to the business combination with Aleafia Inc. (“Aleafia”), a private corporation existing under the laws of Ontario (the “Transaction”) with its head office in Concord, Ontario. Aleafia operates the Aleafia Total HealthNetwork in Vaughan, Ontario, and wholly-owns a subsidiary that is a licensed producer in Canada to cultivate medical cannabis. The Transaction was completed based on a three-cornered amalgamation between the Company’s subsidiaries, Canabo Corp. and 2412550 Ontario Inc., and Aleafia, whereby 2412550 Ontario Inc. and Aleafia merged to form one amalgamated corporation (the “Amalgamation”). On the effective date of the Amalgamation (March 26, 2018), all of the shareholders of Aleafia received one common shares of the Company on a one for one share basis, and all of the outstanding stock options and warrants of Aleafia were exchanged for stock options and warrants of the Company on an equivalent basis.

Following the completion of the Amalgamation, the Company’s common shares resumed trading under a new symbol “ALEF” on the TSXV, with all of the shareholders of Aleafia also becoming shareholders of the Company, holding approximately 71% of the total issued shares of the Company prior to completion of the Aleafia Private Placement (as described below). The Transaction was treated as a Fundamental Acquisition pursuant to the policies of the TSXV.

Aleafia completed a brokered private placement (the “Aleafia Private Placement”) where 24,171,000 subscription receipts (“Subscription Receipts”) were sold to raise gross proceeds for Aleafia of $30,213,750 at an offering price of $1.25 per Subscription Receipt. Following the completion of the Transaction described above, each Subscription Receipt entitled the holders to receive, without the payment of additional consideration or the taking of further action, one (1) unit of the company (the “Units”). Each Unit consists of one (1) common share and one half (1/2) of a common share purchase warrant in the capital of the company, as previously announced. Each whole warrant will be exercisable for one (1) common share of the company at a price of $1.75 for 18 months following the date of listing.

The Agents received a cash commission equal to 6.0% (reduced to 3.0% for subscribers on the President’s List to a maximum of $5,000,000) and were issued compensation options (the “Compensation Options”) to purchase 1,336,920 units of Aleafia (or Units of the company, after the closing of the Transaction.

(ii) Subsequent to January 31, 2018, the company changed its name to Aleafia Health Inc.

(iii) Subsequent to January 31, 2018, the company issued 140,000 common shares to employees and contractors to satisfy contractual obligations.